

February 12, 2025

VIA EDGAR

Securities and Exchange Commission
Chief, Office of Information Technology
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re: Nauticus Robotics, Inc. ("Nauticus" or the "Company") (Filing No. 001-40611)
       CIK: 0001849820
       Current Report on Form 8-K filed January 6, 2025
       Accession No. 0001849820-25-000005

<u>Request for Filing Date Adjustment of the Company's Current Report on Form 8-K filed January 6, 2025</u>

Pursuant to Rule 13(b) of Regulation S-T, the Company hereby respectfully requests an adjustment of the filing date of the Current Report on Form 8-K (the "Current Report") which was filed with the Securities and Exchange Commission ("SEC") via EDGAR (Accession No. 0001849820-25-000005) on Monday, January 6, 2025. The Company wishes to adjust the filing date of the Current Report to reflect Friday, January 3, 2025, the date of the initial attempted transmission.

The reason for the request is that the Current Report was filed late due to a technical error in the process of filing through the Company's third party filing agent ("Workiva") which caused the Current Report to be filed and accepted by the SEC at 6:52 pm EST on January 3, 2025.

Test filings of the Current Report were confirmed at 3:59 pm, 5:09, 6:27 pm and 6:30 pm EST on January 3, 2025 and are filed herewith. The Company attempted to file the report that day, but due to technical conflicts within the form relating to XBRL coding, the filing through Workiva received error warnings repeatedly. The Company continued adjusting the filing form until the technical issues were resolved, but the Current Report was not accepted until after the 5:30 pm EST filing deadline.

The Company will be harmed if the request for a filing date adjustment is not granted because the current filing date would disqualify the Company from eligibility to file a Registration Statement on Form S-3. The Company's business needs require that the Company be eligible to file a Registration Statement on Form S-3 to access the capital markets quickly.

The Company made a good faith attempt to file the Current Report in a timely manner but the filing was delayed due to technical difficulties beyond the Company's control. Accordingly, the Company



believes that an adjustment of the filing date of the Current Report is consistent with the public interest and the protection of investors, as contemplated by Rule 13(b) of Regulation S-T.

Should you have any questions regarding the foregoing matters, please do not hesitate to contact Amelia Zhang of Norton Rose Fulbright US LLP at (713) 651 5594.

Sincerely,

/s/ John Symington

John Symington
General Counsel of the Company



Appendix A

Test Filings Confirmation Emails

From:	edgar-postmaster@sec.gov
To:	filings@edgaragents.com; Victoria Hay; John Symington
Subject:	ACCEPTED FORM TYPE XXXXXXXXXX (0001849820-25-000001)
Date:	Friday, January 3, 2025 2:59:23 PM

Caution: This is an external email. Please take care when actioning anything within this email. If you are in doubt, please contact the IT Department.

THE FOLLOWING SUBMISSION HAS BEEN ACCEPTED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION.

*** TEST FILING *** NOT AN OFFICIAL FILING *** TEST FILING ***

COMPANY: Nauticus Robotics, Inc.
FORM TYPE: XXXXXXXXXX NUMBER OF DOCUMENTS: 5
RECEIVED DATE: 03-Jan-2025 15:59 ACCEPTED DATE: 03-Jan-2025 15:59
TEST FILING: YES CONFIRMING COPY: NO

ACCESSION NUMBER: 0001849820-25-000001

FILE NUMBER(S):
1. 001-40611

THE PASSWORD FOR LOGIN CIK 0001849820 WILL EXPIRE 11-Feb-2025 16:23.

PLEASE REFER TO THE ACCESSION NUMBER LISTED ABOVE FOR FUTURE INQUIRIES.

REGISTRANT(S):

1. CIK: 0001849820
   COMPANY: Nauticus Robotics, Inc.
   FORM TYPE: XXXXXXXXXX
   FILE NUMBER(S):
   1. 001-40611

ITEM(S):

1. XXXXXXXXXX
2. XXXXXXXXXX
3. XXXXXXXXXX
4. XXXXXXXXXX
5. XXXXXXXXXX
6. XXXXXXXXXX

ITEM SUBMISSION ACCESSION NUMBER:
ITEM SUBMISSION FORM TYPE: XXXXXXXXXX

THE SUBMISSION CONTAINED THE FOLLOWING WARNINGS:

WRN: XBRL_VALIDATION_WARNING
MSG: XBRL documents contain following XBRL validation warning(s).
LOC: LINE NUMBER: 0

WRN: XBRL WARNING MESSAGE

MSG: Warning: [dq-0540-DocumentPeriodEndDate-Value] In submission type 8-K,
DocumentPeriodEndDate value 2024-12-27, is not equivalent to header
element periodOfReport value, 01-03-2025, in the Required Context.
kitt-20241227.htm line 4
LOC: LINE NUMBER: 0

WRN: XBRL WARNING MESSAGE
MSG: Warning: [dqc-0036-Document-Period-End-Date-Context-Fact-Value-Check] The
ending date of 2025-01-03 used for DocumentPeriodEndDate must be the same
as the Document Period End Date, 2024-12-27. The properties of this
DocumentPeriodEndDate fact are Context: c-1, Rule Element Id: 1.
kitt-20241227.htm line 4
LOC: LINE NUMBER: 0

------------------------------ NOTICE --------------------------------

URGENT: Verify that all of your addresses on the EDGAR database are
correct. An incorrect address in the EDGAR Accounting Contact Name
and Address information may result in your fee Account Activity
Statement being returned to the SEC as undeliverable. Please correct
outdated addresses via the EDGAR filing website.

The EDGAR system is available to receive and process filings from
6:00 a.m. to 10:00 p.m. Eastern Time on business days. Filer Support
staff members are available to respond to requests for assistance from
9:00 a.m. to 5:30 p.m. Eastern Time.

We encourage you to visit the EDGAR - Information for Filers webpage at
SEC.gov | EDGAR - Information for Filers [https://www.sec.gov/edgar/filer-information].
On this webpage you can view and/or download the EDGAR Filer Manual, access How
Do I's, and also get access to resources and announcements.

From: edgar-postmaster@sec.gov
To: filings@edgaragents.com; Victoria Hay; John Symington
Subject: ACCEPTED FORM TYPE XXXXXXXXXX (0001849820-25-000002)
Date: Friday, January 3, 2025 4:09:07 PM

Caution: This is an external email. Please take care when actioning anything within this email. If you are in doubt, please contact the IT Department.

THE FOLLOWING SUBMISSION HAS BEEN ACCEPTED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION.

*** TEST FILING *** NOT AN OFFICIAL FILING *** TEST FILING ***

COMPANY: Nauticus Robotics, Inc.
FORM TYPE: XXXXXXXXXX NUMBER OF DOCUMENTS: 5
RECEIVED DATE: 03-Jan-2025 17:08 ACCEPTED DATE: 03-Jan-2025 17:09
TEST FILING: YES CONFIRMING COPY: NO

ACCESSION NUMBER: 0001849820-25-000002

FILE NUMBER(S):
1. 001-40611

THE PASSWORD FOR LOGIN CIK 0001849820 WILL EXPIRE 11-Feb-2025 16:23.

PLEASE REFER TO THE ACCESSION NUMBER LISTED ABOVE FOR FUTURE INQUIRIES.

REGISTRANT(S):

1. CIK: 0001849820
COMPANY: Nauticus Robotics, Inc.
FORM TYPE: XXXXXXXXXX
FILE NUMBER(S):
1. 001-40611

ITEM(S):

1. XXXXXXXXXX
2. XXXXXXXXXX
3. XXXXXXXXXX
4. XXXXXXXXXX
5. XXXXXXXXXX
6. XXXXXXXXXX
ITEM SUBMISSION ACCESSION NUMBER:
ITEM SUBMISSION FORM TYPE: XXXXXXXXXX

THE SUBMISSION CONTAINED THE FOLLOWING WARNINGS:

WRN: XBRL_VALIDATION_WARNING
MSG: XBRL documents contain following XBRL validation warning(s).
LOC: LINE NUMBER: 0

WRN: XBRL WARNING MESSAGE

MSG: Warning: [dq-0540-DocumentPeriodEndDate-Value] In submission type 8-K,
DocumentPeriodEndDate value 2024-12-27, is not equivalent to header
element periodOfReport value, 01-03-2025, in the Required Context.
kitt-20241227.htm line 4
LOC: LINE NUMBER: 0

WRN: XBRL WARNING MESSAGE
MSG: Warning: [dqc-0036-Document-Period-End-Date-Context-Fact-Value-Check] The
ending date of 2025-01-03 used for DocumentPeriodEndDate must be the same
as the Document Period End Date, 2024-12-27. The properties of this
DocumentPeriodEndDate fact are Context: c-1, Rule Element Id: 1.
kitt-20241227.htm line 4
LOC: LINE NUMBER: 0

------------------------------ NOTICE --------------------------------

URGENT: Verify that all of your addresses on the EDGAR database are correct. An incorrect address in the EDGAR Accounting Contact Name and Address information may result in your fee Account Activity Statement being returned to the SEC as undeliverable. Please correct outdated addresses via the EDGAR filing website.

The EDGAR system is available to receive and process filings from 6:00 a.m. to 10:00 p.m. Eastern Time on business days. Filer Support staff members are available to respond to requests for assistance from 9:00 a.m. to 5:30 p.m. Eastern Time.

We encourage you to visit the EDGAR - Information for Filers webpage at SEC.gov | EDGAR - Information for Filers [https://www.sec.gov/edgar/filer-information]. On this webpage you can view and/or download the EDGAR Filer Manual, access How Do I's, and also get access to resources and announcements.

From: edgar-postmaster@sec.gov
To: filings@edgaragents.com; Victoria Hay; John Symington
Subject: ACCEPTED FORM TYPE XXXXXXXXXX (0001849820-25-000003)
Date: Friday, January 3, 2025 5:27:49 PM

Caution: This is an external email. Please take care when actioning anything within this email. If you are in doubt, please contact the IT Department.

THE FOLLOWING SUBMISSION HAS BEEN ACCEPTED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION.

*** TEST FILING *** NOT AN OFFICIAL FILING *** TEST FILING ***

COMPANY: Nauticus Robotics, Inc.
FORM TYPE: XXXXXXXXXX NUMBER OF DOCUMENTS: 5
RECEIVED DATE: 03-Jan-2025 18:27 ACCEPTED DATE: 03-Jan-2025 18:27
TEST FILING: YES CONFIRMING COPY: NO

ACCESSION NUMBER: 0001849820-25-000003

FILE NUMBER(S):
1. 001-40611

THE PASSWORD FOR LOGIN CIK 0001849820 WILL EXPIRE 11-Feb-2025 16:23.

PLEASE REFER TO THE ACCESSION NUMBER LISTED ABOVE FOR FUTURE INQUIRIES.

REGISTRANT(S):

1. CIK: 0001849820
   COMPANY: Nauticus Robotics, Inc.
   FORM TYPE: XXXXXXXXXX
   FILE NUMBER(S):
   1. 001-40611

ITEM(S):

1. XXXXXXXXXX
2. XXXXXXXXXX
3. XXXXXXXXXX
4. XXXXXXXXXX
5. XXXXXXXXXX
6. XXXXXXXXXX

ITEM SUBMISSION ACCESSION NUMBER:
ITEM SUBMISSION FORM TYPE: XXXXXXXXXX

THE SUBMISSION CONTAINED THE FOLLOWING WARNINGS:

WRN: XBRL_VALIDATION_WARNING
MSG: XBRL documents contain following XBRL validation warning(s).
LOC: LINE NUMBER: 0

WRN: XBRL WARNING MESSAGE

MSG: Warning: [dq-0540-DocumentPeriodEndDate-Value] In submission type 8-K,
    DocumentPeriodEndDate value 2024-12-27, is not equivalent to header
    element periodOfReport value, 01-03-2025, in the Required Context.
    kitt-20241227.htm line 4
LOC: LINE NUMBER: 0

------------------------------ NOTICE ---------------------------------

URGENT: Verify that all of your addresses on the EDGAR database are
correct. An incorrect address in the EDGAR Accounting Contact Name
and Address information may result in your fee Account Activity
Statement being returned to the SEC as undeliverable. Please correct
outdated addresses via the EDGAR filing website.

The EDGAR system is available to receive and process filings from
6:00 a.m. to 10:00 p.m. Eastern Time on business days. Filer Support
staff members are available to respond to requests for assistance from
9:00 a.m. to 5:30 p.m. Eastern Time.

We encourage you to visit the EDGAR - Information for Filers webpage at
SEC.gov | EDGAR - Information for Filers [https://www.sec.gov/edgar/filer-information].
On this webpage you can view and/or download the EDGAR Filer Manual, access How
Do I's, and also get access to resources and announcements.

From:	edgar-postmaster@sec.gov
To:	filings@edgaragents.com; Victoria Hay; John Symington
Subject:	ACCEPTED FORM TYPE XXXXXXXXXX (0001849820-25-000004)
Date:	Friday, January 3, 2025 5:31:01 PM

Caution: This is an external email. Please take care when actioning anything within this email. If you are in doubt, please contact the IT Department.

THE FOLLOWING SUBMISSION HAS BEEN ACCEPTED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION.

*** TEST FILING *** NOT AN OFFICIAL FILING *** TEST FILING ***

COMPANY: Nauticus Robotics, Inc.
FORM TYPE: XXXXXXXXXX NUMBER OF DOCUMENTS: 5
RECEIVED DATE: 03-Jan-2025 18:30 ACCEPTED DATE: 03-Jan-2025 18:30
TEST FILING: YES CONFIRMING COPY: NO

ACCESSION NUMBER: 0001849820-25-000004

FILE NUMBER(S):
1. 001-40611

THE PASSWORD FOR LOGIN CIK 0001849820 WILL EXPIRE 11-Feb-2025 16:23.

PLEASE REFER TO THE ACCESSION NUMBER LISTED ABOVE FOR FUTURE INQUIRIES.

REGISTRANT(S):

1. CIK: 0001849820
COMPANY: Nauticus Robotics, Inc.
FORM TYPE: XXXXXXXXXX
FILE NUMBER(S):
1. 001-40611

ITEM(S):

1. XXXXXXXXXX
2. XXXXXXXXXX
3. XXXXXXXXXX
4. XXXXXXXXXX
5. XXXXXXXXXX
6. XXXXXXXXXX

ITEM SUBMISSION ACCESSION NUMBER:
ITEM SUBMISSION FORM TYPE: XXXXXXXXXX

------------------------------- NOTICE ---------------------------------

URGENT: Verify that all of your addresses on the EDGAR database are correct. An incorrect address in the EDGAR Accounting Contact Name and Address information may result in your fee Account Activity Statement being returned to the SEC as undeliverable. Please correct outdated addresses via the EDGAR filing website.

The EDGAR system is available to receive and process filings from 6:00 a.m. to 10:00 p.m. Eastern Time on business days. Filer Support staff members are available to respond to requests for assistance from 9:00 a.m. to 5:30 p.m. Eastern Time.

We encourage you to visit the EDGAR - Information for Filers webpage at SEC.gov | EDGAR - Information for Filers [https://www.sec.gov/edgar/filer-information]. On this webpage you can view and/or download the EDGAR Filer Manual, access How Do I's, and also get access to resources and announcements.

From: edgar-postmaster@sec.gov
To: filings@edgaragents.com; Victoria Hay; John Symington
Subject: ACCEPTED FORM TYPE 8-K (0001849820-25-000005)
Date: Friday, January 3, 2025 5:52:43 PM

Caution: This is an external email. Please take care when actioning anything within this email. If you are in doubt, please contact the IT Department.

THE FOLLOWING SUBMISSION HAS BEEN ACCEPTED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION.

COMPANY: Nauticus Robotics, Inc.
FORM TYPE: 8-K NUMBER OF DOCUMENTS: 5
RECEIVED DATE: 03-Jan-2025 18:52 ACCEPTED DATE: 03-Jan-2025 18:52
FILING DATE: 06-Jan-2025 06:00
TEST FILING: NO CONFIRMING COPY: NO

ACCESSION NUMBER: 0001849820-25-000005

FILE NUMBER(S):
1. 001-40611

THE PASSWORD FOR LOGIN CIK 0001849820 WILL EXPIRE 11-Feb-2025 16:23.

PLEASE REFER TO THE ACCESSION NUMBER LISTED ABOVE FOR FUTURE INQUIRIES.

REGISTRANT(S):

1. CIK: 0001849820
   COMPANY: Nauticus Robotics, Inc.
   FORM TYPE: 8-K
   FILE NUMBER(S):
   1. 001-40611

ITEM(S):

1. 1.01
2. 1.02
3. 2.03
4. 3.02
5. 3.03
6. 5.03

ITEM SUBMISSION ACCESSION NUMBER:
ITEM SUBMISSION FORM TYPE:

------------------------------- NOTICE ---------------------------------

URGENT: Verify that all of your addresses on the EDGAR database are correct. An incorrect address in the EDGAR Accounting Contact Name and Address information may result in your fee Account Activity Statement being returned to the SEC as undeliverable. Please correct outdated addresses via the EDGAR filing website.

The EDGAR system is available to receive and process filings from 6:00 a.m. to 10:00 p.m. Eastern Time on business days. Filer Support staff members are available to respond to requests for assistance from 9:00 a.m. to 5:30 p.m. Eastern Time.

We encourage you to visit the EDGAR - Information for Filers webpage at SEC.gov | EDGAR - Information for Filers [https://www.sec.gov/edgar/filer-information]. On this webpage you can view and/or download the EDGAR Filer Manual, access How Do I's, and also get access to resources and announcements.